Issuer Free Writing Prospectus dated February 10, 2015

Filed Pursuant to Rule 433

Registration Statement No. 333-190402

(Relating to Preliminary Prospectus Supplement dated February 10, 2015)

Affiliated Managers Group, Inc.

$350,000,000

3.500% Senior Notes due August 1, 2025

Term Sheet

February 10, 2015

The following information relates only to Affiliated Managers Group, Inc.’s offering (the “Offering”) of its 3.500% Senior Notes due August 1, 2025 and should be read together with the preliminary prospectus supplement dated February 10, 2015 relating to this Offering and the accompanying prospectus dated August 6, 2013, including the documents incorporated by reference therein.

Issuer:	Affiliated Managers Group, Inc. (NYSE: AMG)
Title of Security:	3.500% Senior Notes due August 1, 2025 (the “Notes”)
Type of Offering:	SEC Registered
Principal Amount:	$350,000,000
Expected Ratings (Moody’s / S&P)*:	A3 (Stable) / BBB+ (Stable)
Trade Date:	February 10, 2015
Settlement Date (T+3):	February 13, 2015
Maturity Date:	August 1, 2025
Minimum Denomination / Multiples:	$2,000 and in integral multiples of $1,000 in excess thereof
Interest Payment Dates:	February 1 and August 1
First Interest Payment Date:	August 1, 2015 (short first coupon)
Change of Control Repurchase:	At 101% of principal plus accrued and unpaid interest if issuer subject to a Change of Control Repurchase Event.
Optional Redemption:

At any time prior to the Maturity Date, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes being redeemed and (2) the remaining principal and interest payments on the notes being redeemed (excluding accrued and unpaid interest) discounted to their present value as of the redemption date at the applicable Treasury Rate plus 25 bps, plus accrued and unpaid interest.

Treasury Benchmark:	2.250% UST due November 15, 2024
Treasury Yield:	1.988%
Spread to Benchmark:	+160 bps
Reoffer Yield:	3.588%
Coupon:	3.500%
Issue Price:	99.239% of face amount
Day Count:	30 / 360

Proceeds, Before Expenses:	$345,061,500
Use of Proceeds:

The issuer intends to use a portion of the net proceeds of this offering to repay a portion of currently outstanding indebtedness under its revolving credit facility and the remaining portion for other general corporate purposes.

CUSIP / ISIN:	008252AN8 / US008252AN84
Joint Book-Running Managers:

Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Deutsche Bank Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

Co-Managers:

Barrington Research Associates, Inc.

BMO Capital Markets Corp.

Fifth Third Securities, Inc.

The Huntington Investment Company

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

The Williams Capital Group, L.P.

U.S. Bancorp Investments, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 and J.P. Morgan Securities LLC collect at 212-834-4533.

This pricing term sheet supplements and updates the information contained in the preliminary prospectus supplement issued by Affiliated Managers Group, Inc. on February 10, 2015 relating to its prospectus dated August 6, 2013.